Exhibit 16.1

October 9, 2014

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Commissioners:

We have read the statements made by Sientra, Inc. in this Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-198837) pursuant to Item 304(a)(1) of Regulation S-K (copy attached). We agree with the statements contained in that disclosure which relate to our firm.

Very truly yours,

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP, or PwC, was previously our independent auditors since 2007.  On December 13, 2013, we dismissed PwC and KPMG LLP was engaged as our independent auditors.  The decision to change our independent auditors was approved by our board of directors.

During the years ended December 31, 2011 and 2012 and the subsequent interim period through December 13, 2013, there were no (1) disagreements with PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures which disagreements if not resolved to PwC’s satisfaction would have caused them to make reference thereto in their reports on the financial statements for such years, or (2) reportable events as defined in Item 304(a)(1)(v) of Regulation S-K, except as described below.  PwC did not issue any audit reports for the years ended December 31, 2012 and 2013.

During October 2013, PwC notified us that it was in disagreement with our revenue recognition policies relating to the timing of revenue recognition given our terms and conditions and practices regarding returns.  The subject matter of this disagreement was not discussed between our board of directors and PwC prior to PwC’s dismissal.  We authorized PwC to respond fully to the inquiries of KPMG LLP concerning the subject matter of this disagreement.  We requested PwC to provide us with a letter addressed to the SEC stating whether or not PwC agrees with the above disclosures.  A copy of PwC’s letter, dated October 9, 2014, is attached as Exhibit 16.1 to the registration statement on Form S-1 of which this prospectus is a part.

KPMG LLP audited our financial statements for the years ended December 31, 2012 and 2013 and the audit reports of KPMG LLP for such years did not contain an adverse opinion or a disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles. During the two fiscal years ended December 31, 2012 and through the subsequent interim period prior to KPMG LLP becoming the Company’s independent auditors, the Company did not consult with KPMG LLP on either (1) the application of accounting principles to a specified transaction, either completed or proposed, (2) the type of audit opinion that may be rendered on the Company’s financial statements; or (3) any matter that was either the subject of a disagreement, as defined in Item 304(a)(1)(iv) of Regulation S-K, or a reportable event.  We are unable to quantify the impact of the matters subject to the disagreement and cannot state what the effect on our financial statements would have been as an evaluation of such matters was not completed prior to the dismissal of our former independent auditors.